Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 28, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION,
NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on July 28, 2003, entitled “Vodafone Announces Strong First Quarter Performance”

28 July 2003

VODAFONE ANNOUNCES STRONG FIRST QUARTER PERFORMANCE

Vodafone Group Plc (“Vodafone”) announces today key performance indicators for the quarter ended 30 June 2003.  The main highlights are:

•                  Increase in proportionate customer base to 122.7 million, including 2.5 million organic net additions in the quarter

•                  Blended annual ARPU up €4 to €351 in Italy, up £5 to £297 in the UK, stable at €313 in Germany and down ¥976 at ¥86,183 in Japan, compared to March 2003

•                  Data revenue increased to 15.0% of controlled service revenues for the year to June 2003

•                  Vodafone live! customers at end of June of 1.75 million, with over 580,000 in Germany, over 420,000 in the UK and over 300,000 in Italy

•                  Vodafone Mobile Connect Card sales over 80,000 at the end of June and over 100,000 today

Sir Christopher Gent, Chief Executive of Vodafone, commented: “These figures demonstrate continued strong operational performance and are in line with or slightly better than our expectations when we provided our outlook for the financial year.  In particular, we are well on track to achieve more than 10% growth in average proportionate customers and a similar growth in revenues.  We are also encouraged with the progress of Vodafone live! where today we have more than 2 million customers and expect further adoption and usage from the forthcoming wider range of lower priced handsets.”

Customer Growth

In total, 3 million registered proportionate customers were added in the quarter, including over 0.5 million from stake changes.  The total proportionate base has increased to 122.7 million, up over 18% on June last year.

Proportionate net additions in Germany of 321,000 and in Italy of 136,000 demonstrate a strong competitive performance in those markets.  Following the Competition Commission’s ruling, Vodafone UK reduced contract subsidies and increased prepay tariffs, which resulted in net additions of 13,000.  In the UK, the acquisition of Cellular Operations has increased the proportion of contract customers directly managed by Vodafone from 57% to 63%.

Active customers in the Group’s controlled businesses were unchanged at 93% of total customers.

Registered Blended ARPU

Blended ARPU in the UK increased to £297 for the year to June 2003, up from £292 for the year to March 2003, with both prepay and contract ARPU improving as a result of increased usage as well as tariff changes in prepay.

In Italy, blended ARPU increased from €347 to €351, driven by an increased focus on higher value customers, particularly in the corporate segment.  Blended ARPU in Germany remained stable at €313 reflecting the continuing popularity amongst new customers of lower usage, but lower subsidy, contract tariffs.

In Japan, blended ARPU continues to reduce as expected, in part due to the success of the prepay offering as well as penetration in the Japanese market surpassing 60%.

Data as a percentage of service revenues

For the Group’s controlled operations, data as a percentage of service revenues continues to grow, increasing to 15% for the year to June 2003, up from 14.6% for the year to March.  Data in the month of June 2003 was 15.3%, up from 14% in June 2002.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

Cautionary note regarding forward looking statements

This release contains certain “forward-looking statements” with respect to the Group’s expectations regarding customer and revenue growth and the usage of our service offerings.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to Risk Factors and Cautionary Statement Regarding Forward Looking Statements in our Annual Report and Accounts on Form 20-F for the year ended 31 March 2003.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE NET CUSTOMERS — 1 APRIL 2003 TO 30 JUNE 2003

		CUSTOMER BASE
COUNTRY(1)	PERCENTAGE OWNERSHIP(2)	AT 1 APRIL 2003	NET ADDITIONS	STAKE CHANGES(3)	AT 30 JUNE 2003	PREPAID(4)
	(%)	(000s)	(000s)	(000s)	(000s)	(%)
NORTHERN EUROPE
UK	100.0%	13,300	13	—	13,313	59%
Ireland	100.0%	1,740	25	—	1,765	71%
Netherlands	99.8%	3,183	45	84	3,312	58%
Sweden	99.1%	1,313	18	—	1,331	30%
Others		6,909	99	—	7,008	51%
TOTAL		26,445	200	84	26,729	55%

CENTRAL EUROPE
Germany	100.0%	22,940	321	—	23,261	53%
Hungary	87.9%	799	109	44	952	87%
Others		1,858	—	—	1,858	45%
TOTAL		25,597	430	44	26,071	52%

SOUTHERN EUROPE
Italy	76.8%	14,908	136	—	15,044	92%
Albania	83.0%	322	39	3	364	97%
Greece	65.4%	2,166	159	48	2,373	71%
Malta	80.0%	130	(4)	—	126	91%
Portugal	100.0%	2,912	42	175	3,129	73%
Spain	100.0%	9,096	88	—	9,184	57%
Others		537	15	—	552	64%
TOTAL		30,071	475	226	30,772	78%

AMERICAS
United States(5)	44.3%	14,792	540	—	15,332	7%
Others(6)		703	(28)	—	675	83%
TOTAL		15,495	512	—	16,007	11%

ASIA PACIFIC
Japan	69.7%	9,702	333	—	10,035	7%
Australia	100.0%	2,564	29	—	2,593	52%
New Zealand	100.0%	1,289	60	—	1,349	78%
Others(6)		4,129	179	—	4,308	61%
TOTAL		17,684	601	—	18,285	56%

MIDDLE EAST AND AFRICA
Egypt	67.0%	1,358	86	165	1,609	83%
Others		3,059	154	—	3,213	87%
TOTAL		4,417	240	165	4,822	86%

GROUP TOTAL		119,709	2,458	519	122,686	54%

(1)                                  All countries now operate under the Vodafone brand with the exception of the United States (Verizon Wireless) and Japan (J-Phone Vodafone).

(2)                                  All ownership percentages are stated as at 30 June 2003 and, subject to (6) below, exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(3)                                  Represents stake increases in Vodafone Netherlands from 97.2% to 99.8%, Vodafone Hungary from 83.8% to 87.9%, Vodafone Greece from 64.0% to 65.4%, Vodafone Portugal from 94.4% to 100.0%, Vodafone Albania from 82.4% to 83.0% and Vodafone Egypt from 60.0% to 67.0%.

(4)                                  Prepaid customer percentages are calculated on a venture basis.  At 30 June 2003, there were 305.2 million total venture customers.

(5)                                  The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.4% at 30 June 2003.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

(6)                                  At 30 June 2003, the Group had agreed to sell, subject to conditions, its 34.5% stake in Group Iusacell, S.A. de C.V. (Mexico) and its 20.8% interest in RPG Cellular Services (India). Group total proportionate customers at 30 June 2003 includes 675,000 and 37,000 proportionate customers respectively for these markets.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 30 JUNE 2003

	CONTROLLED ACTIVE(1)
COUNTRY	PREPAID(%)	CONTRACT(%)	TOTAL(%)
NORTHERN EUROPE
UK	88%	95%	91%
Ireland	100%	100%	100%
Netherlands	92%	99%	95%
Sweden	97%	95%	95%
TOTAL	91%	96%	93%

CENTRAL EUROPE
Germany	91%	94%	93%
Hungary†	88%	97%	89%
TOTAL	91%	94%	92%

SOUTHERN EUROPE
Italy	94%	93%	93%
Albania	94%	96%	94%
Greece	73%	95%	79%
Malta	99%	98%	99%
Portugal	83%	99%	87%
Spain	92%	94%	93%
TOTAL	91%	95%	91%

ASIA PACIFIC
Japan(2)	N/A	N/A	98%
Australia	92%	92%	92%
New Zealand	97%	100%	97%
TOTAL	94%	93%	97%

MIDDLE EAST AND AFRICA
Egypt†	97%	100%	97%
TOTAL	97%	100%	97%

CONTROLLED GROUP TOTAL	91%	95%	93%

CONTROLLED ACTIVE CUSTOMER INFORMATION — HISTORY

	CONTROLLED ACTIVE CUSTOMERS AS AT
COUNTRY	JUNE 2002(%)	SEPTEMBER 2002(%)	DECEMBER 2002(%)	MARCH 2003(%)	JUNE 2003(%)
Germany	92	92	92	92	93
Italy	93	94	95	95	93
Japan	99	99	99	98	98
UK	91	93	92	91	91
Controlled Total	93	94	94	93	93

(1)                                  Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

(2)                                  Customer activity information for Japan is only available on a total customer basis.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 JUNE 2003

Country		Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun
Germany	EUR	25.2	26.5	26.5	27.9	27.7	26.8	27.4	25.4	25.4	25.6	23.2	25.8	25.4	26.2	26.1
Italy	EUR	27.9	29.4	28.9	31.9	28.6	29.0	29.3	28.0	29.5	29.3	26.5	29.1	29.4	30.1	30.7
Japan	JPY	7,310	7,400	7,160	7,670	7,410	7,180	7,350	7,120	7,360	7,120	6,840	7,270	7,050	7,040	6,850
UK(1)	GBP	22.9	24.6	22.7	24.9	24.7	24.9	25.5	24.3	23.5	24.7	23.4	25.6	24.4	25.2	25.5

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 JUNE 2003

	ARPU(2)
COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE
UK(1)	GBP	128	533	297
Ireland	EUR	345	1,098	565
Netherlands	EUR	176	871	449
Sweden	SEK	915	6,138	4,610

CENTRAL EUROPE
Germany	EUR	131	509	313
Hungary	HUF	43,263	175,307	58,300

SOUTHERN EUROPE
Italy	EUR	302	833	351
Malta	MTL	89	903	155
Portugal	EUR	179	682	324
Spain	EUR	159	630	368

ASIA PACIFIC
Japan	JPY	N/A	N/A	86,183
Australia	AUD	295	874	607
New Zealand	NZD	319	1,866	666

MIDDLE EAST AND AFRICA
Egypt	EGP	677	2,899	1,025

ARPU — HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	JUNE 2002	SEPTEMBER 2002	DECEMBER 2002	MARCH 2003	JUNE 2003
Germany	EUR	302	308	312	313	313
Italy	EUR	345	345	347	347	351
Japan	JPY	90,302	89,193	88,238	87,159	86,183
UK(1)	GBP	278	282	287	292	297

(1)                                  During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.

                                                The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to 31 December 2002, 31 March 2003 and 30 June 2003 from £284, £286 and £291 to £287, £292 and £297 respectively.

(2)                                  ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS

	12 MONTHS TO 30 JUNE 2003			JUNE 2003 (MONTH ONLY)
COUNTRY	MESSAGING	DATA	TOTAL	MESSAGING	DATA	TOTAL
NORTHERN EUROPE
UK(1)	13.6%	1.1%	14.7%	13.2%	1.4%	14.6%
Others	9.8%	0.6%	10.4%	9.6%	0.9%	10.5%
TOTAL	11.8%	0.9%	12.7%	11.3%	1.1%	12.4%

CENTRAL EUROPE
Germany	15.8%	0.9%	16.7%	15.8%	1.1%	16.9%
Others	8.9%	1.4%	10.3%	9.8%	1.7%	11.5%
TOTAL	15.0%	1.0%	16.0%	15.0%	1.2%	16.2%

SOUTHERN EUROPE
Italy	11.2%	0.6%	11.8%	11.8%	0.7%	12.5%
Others	9.5%	0.4%	9.9%	9.7%	0.6%	10.3%
TOTAL	10.4%	0.5%	10.9%	10.7%	0.7%	11.4%

AMERICAS
United States	0.6%	0.8%	1.4%	0.8%	0.9%	1.7%
Others	0.1%	—	0.1%	0.1%	—	0.1%
TOTAL	0.6%	0.8%	1.4%	0.8%	0.9%	1.7%

ASIA PACIFIC
Japan	7.5%	13.4%	20.9%	7.6%	14.2%	21.8%
Others	9.6%	0.8%	10.4%	11.4%	1.3%	12.7%
TOTAL	8.0%	10.6%	18.6%	8.5%	11.3%	19.8%

MIDDLE EAST AND AFRICA	3.9%	—	3.9%	4.6%	—	4.6%

PROPORTIONATE GROUP TOTAL	9.2%	2.5%	11.7%	9.5%	2.6%	12.1%

STATUTORY BASIS

CONTROLLED GROUP TOTAL	11.3%	3.7%	15.0%	11.5%	3.8%	15.3%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

	12 MONTHS TO					JUNE 2003 (MONTH ONLY)
COUNTRY	JUN 2002	SEP 2002	DEC 2002	MAR 2003	JUN 2003	JUN 2002	SEP 2002	DEC 2002	MAR 2003	JUN 2003
Germany	14.8%	15.4%	16.1%	16.4%	16.7%	15.6%	16.2%	19.2%	16.6%	16.9%
Italy	9.4%	10.1%	10.7%	11.3%	11.8%	10.4%	10.4%	12.9%	11.8%	12.5%
Japan	16.6%	18.1%	19.3%	20.3%	20.9%	19.9%	20.2%	20.6%	21.7%	21.8%
UK(1)	12.6%	13.2%	13.9%	14.4%	14.7%	14.3%	13.8%	16.0%	15.2%	14.6%
Proportionate Total	9.5%	10.1%	10.7%	11.3%	11.7%	10.9%	10.9%	12.5%	12.3%	12.1%
Statutory Total	12.1%	13.2%	13.9%	14.6%	15.0%	14.0%	14.3%	16.0%	15.6%	15.3%

(1)                                  During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of non-voice services as a percentage of service revenues. The impact of the inclusion of these amounts was to decrease UK non-voice services as a percentage of service revenues for the months of December 2002 and March 2003 from 16.1% and 15.3% to 16.0% and 15.2% respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: July 28, 2003	By: /s/ S R SCOTT Name: Stephen R. Scott Title: Company Secretary